                            FILED BY:  AMERICAN CENTURY WORLD MUTUAL FUNDS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                              SECURITIES ACT OF 1933, AS AMENDED

                     SUBJECT COMPANY:  AMERICAN CENTURY WORLD MUTUAL FUNDS, INC.
                                       SEC REGISTRATION STATEMENT NO. 333-140910

                                                                     (Logo)

Proxy voting time extended again - we need your vote.

Our records  indicate that we have not received your vote.  Because your vote is vital,  we've extended the voting time and re-sent your proxy materials.  Please vote today.

TO VOTE, CALL 1-877-256-6083 OR VISIT PROXYVOTE.COM

It's important to note that two entities recommend shareholders vote in favor of the resolutions listed in the proxy. They are:

     o    Institutional  Shareholder  Services  (ISS),  a company that  provides in-depth,  objective  proxy  research  and  provides  informed  voting recommendations.

     o    The  funds'   Boards  of   Directors/Trustees,   which  are  over  75%
          independent, are investor advocates and oversee the funds on behalf of investors.

You have received this letter - and previous voting reminders - because you hold an American  Century  fund.  Please call the number listed to cast your vote and you will no longer receive reminders from us.

THE  AMERICAN  CENTURY  FUNDS HAVE FILED  PROXY  STATEMENTS  AND OTHER  RELEVANT
DOCUMENTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC).  INVESTORS ARE
URGED TO READ THESE DOCUMENTS  BECAUSE THEY CONTAIN IMPORTANT  INFORMATION.  YOU
CAN OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC WEB SITE (WWW.SEC.GOV).  IN
ADDITION,  THE PROXY  STATEMENTS  FILED  WITH THE SEC BY  AMERICAN  CENTURY  ARE
AVAILABLE FREE OF CHARGE BY CALLING 1-877-256-6083.